SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities

292554102

(CUSIP Number)

JCF FPK I LP

JCF Associates II-A LP

JCF Associates II-A LLC

J. Christopher Flowers

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally Rocker

Telephone: (212) 404-6800

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

+44 207 275 6500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by JCF FPK I LP, a Delaware limited partnership (“JCF FPK”), JCF Associates II-A LP, a Delaware limited partnership (“JCF Associates”), JCF Associates II-A LLC, a Delaware limited liability company (“JCF LLC” and, together with JCF FPK and JCF Associates, the “JCF FPK Entities”), and J. Christopher Flowers, a natural person and citizen of the United States of America (Mr. Flowers, together with the JCF FPK Entities, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on April 23, 2007, with respect to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).  Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended to add the following supplemental information:

On May 10, 2007, JCF FPK consummated the acquisition of the Purchased Shares pursuant to the Stock Purchase Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2007

JCF FPK I LP

By:

JCF Associates II-A LP, its general partner

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

JCF ASSOCIATES II-A LP

By:

JCF Associates II-A LLC, its general partner

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

JCF ASSOCIATES II-A LLC

By:

/s/ Sally Rocker

Name: Sally Rocker

Title:

Managing Director

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers